UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)


VCAMPUS CORPORATION
______________________________________________________________________________
(Name of Issuer)

COMMON STOCK
______________________________________________________________________________
(Title of Class of Securities)

2240C 30 8

(CUSIP Number)

January 25, 2008
______________________________________________________________________________
(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following
box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copiesof the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92240C 30 8

Introductory Note: Mr. Barry Fingerhut and a group of then related filing persons last made a Schedule 13D filing in April of 2004. This filing provides additional disclosure regarding recent transactions by Mr. Fingerhut.

(1)	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Barry K. Fingerhut

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)  [   ]
	(b)  [   ]
	________________________________________________________________________

(3)	SEC USE ONLY
________________________________________________________________________

(4)	SOURCE OF FUNDS		PF Personal Funds, OO Other

________________________________________________________________________


(5) 	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)		[    ]

________________________________________________________________________
























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CUSIP No. 92240C 30 8


 (6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF		(7)		SOLE VOTING POWER

SHARES		 		           	11,219,558

BENEFICIALLY		(8)		SHARED VOTING POWER

OWNED BY					224,311	(1)

EACH			(9)		SOLE DISPOSITIVE POWER

REPORTING				           	11,219,558

PERSON WITH		(10)		SHARED DISPOSITIVE POWER

						224,311	(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		11,443,869 (1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES  [    ]



(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		54.5%

(14)	TYPE OF REPORTING PERSON

		IN


(1) Includes (a) (i) 146,298 shares of common stock held by Wheatley Partners, L.P., an investment partnership organized under the laws of the s tate of Delaware of which Mr. Fingerhut serves as an officer of the General Partner, (ii) 10,928 shares of common stock issuable upon exercise of warrants held by Wheatley Partners, L.P.,
(b) 929 shares of common stock issuable upon exercise of warrants held by Wheatley Foreign Partners, L.P., an investment partnership organized under the laws of the State of Delaware of which Mr. Fingerhut serves as an officer of the General Partner, and (c) 42,225 shares held in a joint account with respect to which Mr. Fingerhut has investment and voting power.
Mr. Fingerhut disclaims beneficial ownership of the securities described in sections (a) and (b) of this footnote, except to the extent of his pecuniary interest therein, and this filing shall not be deemed an admission that Mr. Fingerhut is the beneficial owner of such shares.




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CUSIP No. 92240C 30 8


ITEM 1 &#150 SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, $0.01 par value ("Common Stock") of VCampus Corporation, a Delaware corporation ("VCampus", with its principal executive offices located at 1850 Centennial Park Drive, Suite 200,
Reston, VA 20191.

ITEM 2 &#150 IDENTITY AND BACKGROUND

	(a).  NAME 			Barry K. Fingerhut

	(b).  BUSINESS ADDRESS	399 Park Avenue, 32nd Floor, New York, NY 10022

(c).  EMPLOYMENT	Investment Manager; Fingerhut Partners, LLC

	(d). During the last five years, Mr. Fingerhut has not been convicted in a criminal proceeding (excluding traffic or similar violations).

	(e). During the last five years, Mr. Fingerhut has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding any violation with respect to such laws.

	(f).  Mr. Fingerhut is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 18, 2004, $125,000 in principal amount of a convertible note held by Mr. Fingerhut was automatically converted, upon shareholder approval, into 76,788 shares of the Common Stock of VCampus. On March 23, 2006 Mr. Fingerhut used $1,150,000 of his personal funds to purchase 1,150 shares of Series B-1 Preferred Stock of VCampus and a warrant for the purchase of 500,000 shares of the Common Stock of VCampus (the &#147B-1 Warrant&#148). In satisfaction of VCampus&#146 cash dividend obligation to Mr. Fingerhut for the quarters ended June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007 and
June 30, 2007, VCampus issued a total of 247 shares of Series B-1 Preferred Stock, in the aggregate, to Mr. Fingerhut. In exchange for Mr. Fingerhut's agreement to accept future dividends in additional shares of Series B-1 Preferred Stock instead of cash, on October 31, 2006 VCampus issued a warrant to Mr. Fingerhut for the purchase of 500,000 shares of VCampus Common Stock
(in replacement of the B-1 Warrant) and a new warrant for the purchase of an additional 225,000 shares of VCampus Common Stock. Additionally, on
October 31, 2006, VCampus filed an Amended Certificate of Designations for the Series B-1 Preferred Stock which, among other things, made the Series B-1 Preferred Stock immediately convertible, at the option of the holder, into VCampus Common Stock and changed the formula that determines the conversion price. The current conversion price floor for the Series B-1 Preferred Stock is $0.37 per share. Based upon the fact that the Series B-1 Preferred Stock became immediately convertible into VCampus Common Stock at $0.37 per share, Mr. Fingerhut's beneficial ownership of VCampus Common Stock could be deemed to have increased by 3,356,756 shares effective on October 31, 2006.
On January 25, 2008, 307.5 shares of Series A-1 Preferred Stock (convertible into a total of 1,025,000 shares of common stock at $0.30 per share) and 1,397 shares of Series B-1 Preferred Stock (convertible into a total of 3,775,676 shares of common stock at $0.37 per share) were transferred to Mr. Fingerhut by a business associate as consideration for the cancellation of debt owed to Mr. Fingerhut by the business associate in an amount equal to the original purchase price of the shares acquired by the business associate. Mr. Fingerhut disclaims beneficial ownership of the shares of common stock issuable to him upon conversion of the Series B-1 Preferred Stock and upon exercise of the Series B-1 Warrant to the extent that

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CUSIP No. 92240C 30 8

such shares may not be deemed beneficially owned by him by virtue of the conversion price and exercise price not being fixed.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Fingerhut acquired his shares of VCampus for investment and not with the purpose of changing or influencing the control of VCampus. Mr. Fingerhut does not have any plan or proposal which relates to or would result in any actions enumerated in subitems (a) through (j) of Item 4 of Schedule 13D, except that Mr. Fingerhut may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors and Mr. Fingerhut has from time to time in the past and is currently in discussions with VCampus management and the other holders of VCampus convertible debt and preferred stock regarding the terms under which Mr. Fingerhut and other investors would convert their debt and preferred securities into common stock. No definitive terms have been agreed upon, but such recapitalization, if consummated, could result in a change in control of the Company and/or the composition of the Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


	(a)	11,443,869 or 54.5%

	(b)	(i)	Sole Voting Power  		11,219,558

	(ii)	Shared Voting Power		224,311 (1)

		(iii)	Sole Dispositive Power		11,219,558

	(iv)	Shared Dispositive Power		224,311 (1)

	(c)	On January 25, 2008, 307.5 shares of Series A-1 Preferred Stock
(convertible into a total of 1,025,000 shares of common stock at $0.30 per share) and 1,397 shares of Series B-1 Preferred Stock (convertible into a total of 3,775,676 shares of common stock at $0.37 per share) were transferred to Mr. Fingerhut by a business associate as consideration for the cancellation of debt owed to Mr. Fingerhut by the business associate in an amount equal to the original purchase price of the shares acquired by the business associate, such amount being $1,000 per share.

(d)	None.

(e)	Not applicable.


(1) Includes (a) (i) 146,298 shares of common stock held by Wheatley
Partners, L.P., an investment partnership organized under the laws of the State of Delaware of which Mr. Fingerhut serves as an officer of the General Partner, (ii) 10,928 shares of common stock issuable upon exercise of warrants held by Wheatley Partners, L.P., (b) 929 shares of common stock issuable upon exercise of warrants held by Wheatley Foreign Partners, L.P., an investment partnership organized under the laws of the State of Delaware of which Mr. Fingerhut serves as an officer of the General Partner, and (c) 42,225 shares held in a joint account with respect to which Mr. Fingerhut has investment and voting power. Mr. Fingerhut disclaims beneficial ownership of the securities described in sections (a) and (b) of this footnote, except to the extent of his pecuniary interest therein, and this filing shall not be deemed an admission that Mr. Fingerhut is the beneficial owner of such shares.

Schedule 13D										Page 6 of  7

CUSIP No. 92240C 30 8


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between Mr. Fingerhut and any other person with respect to any securities of VCampus required to be disclosed or filed herewith.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

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CUSIP No. 92240C 30 8


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


						February 20, 2008
							        Date

					                    /s/ Barry K. Fingerhut
    Signature

						Barry K. Fingerhut              							   Name/Title